SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

Emulex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292475209
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,124,149

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,124,149

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,124,149

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,801,778

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,801,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,801,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,801,778

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,801,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,801,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Emulex Corporation (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA")(collectively, the "Reporting Persons") as of August 9, 2013 and amends and supplements the Schedule 13D filed on November 23, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 4.Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented by the following:

On August 9, 2013, the Reporting Persons entered into a letter agreement with the Issuer (the “August 2013 Agreement”), which amends certain provisions of the letter agreement between the Reporting Persons and the Issuer dated March 27, 2013 (the “March 2013 Agreement”) and sets forth other agreements of the parties.

As previously reported in Amendment No. 2 to the Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on April 1, 2013, the March 2013 Agreement contains certain standstill provisions that apply to the Reporting Persons; provided, that such standstill provisions did not prohibit the Reporting Persons from, among other things, soliciting proxies or nominating persons for election to the Board at Issuer shareholder meetings after August 12, 2013 (or earlier under certain circumstances).  The August 2013 Agreement amends the March 2013 Agreement by extending such date of August 12, 2013, until September 20, 2013 (or earlier under certain circumstances).  The other provisions of the March 2013 Agreement remain unmodified.

In addition to the foregoing amendment to the March 2013 Agreement, the Reporting Persons and the Issuer agreed that the Issuer’s 2013 annual meeting of stockholders (and any special meeting of stockholders at which directors are to be elected pursuant to the Issuer’s notice of meeting) will be no earlier than November 21, 2013, and no later than January, 20, 2014.

The Issuer also made certain representations regarding amendments to its bylaws, which became effective on August 9, 2013, upon the Reporting Persons’ execution and delivery of the August 2013 Agreement.

The foregoing description of the March 2013 Agreement and the August 2013 Agreement is qualified in its entirety by reference to the full text of such agreements.  A copy of the March 2013 Agreement was attached as Exhibit B to Amendment No. 2 to the Schedule 13D filed with the Securities Exchange Commission on April 1, 2013, and is incorporated herein by reference.  A copy of the August 2013 Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Elliott and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") with respect to 542,500 and 1,007,500 shares of Common Stock of the Issuer, respectively (representing an economic interest in 0.6% and 1.1% of the shares of Common Stock of the Issuer, respectively).  Collectively, the Derivative Agreements held by the Reporting Persons represent the economic equivalent of an interest in 1.7% of the shares of Common Stock.  The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Derivative Agreements.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Except as described above in Item 4 and in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter Agreement entered into by and among the Reporting Persons and the Issuer dated as of March 27, 2013 (previously filed)

Exhibit C – Letter Agreement entered into by and among the Reporting Persons and the Issuer dated as August 9, 2013

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days (previously filed)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 12, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

Exhibit C

Elliott Associates, L.P.
Elliott International, L.P.
Elliott International Capital Advisors Inc.
40 West 57th Street
New York, NY 10019

August 9, 2013

Emulex Corporation
3333 Susan Street
Costa Mesa, California  92626

Ladies and Gentlemen:

Reference is made to the letter agreement dated March 27, 2013 (the “Letter Agreement”), among Emulex Corporation (the “Company”) and each of Elliott Associates, L.P. (“Elliott”), Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors Inc. (“EICA”) (Elliott, Elliott International and EICA, collectively, the “Elliott Group” and, together with the Company, the “Parties”).  Capitalized terms used but not defined herein have the meaning assigned to them in the Letter Agreement.

The Parties hereby agree that (1) Paragraph 2(a)(x)(1) of the Letter Agreement is hereby amended to replace “August 12, 2013” with “September 20, 2013” and (2) the 2013 annual meeting of stockholders of the Company (and any special meeting of stockholders at which directors are to be elected pursuant to the Company’s notice of meeting)  will be no earlier than November 21, 2013 and no later than January 20, 2014.

The Company represents and warrants that the Company’s Amended and Restated Bylaws have been amended, effective as of the date hereof and subject to the execution and delivery of this letter agreement by the Elliott Group, to add the following:

a) at the end of Section 3.18(a) of such Bylaws:

Notwithstanding anything to the contrary in these Bylaws, in order for a nomination to be timely for election of directors at the 2013 annual meeting of stockholders of the corporation (or any special meeting of stockholders held after August 9, 2013 and before January 21, 2014 at which directors are to be elected (a “special director election”)), a stockholder’s notice shall be delivered to or mailed and received at the principal executive office of the corporation not later than the close of business on September 30, 2013 and no earlier than the close of business on August 30, 2013.

b) at the end of Section 2.14(a) of such Bylaws:

Notwithstanding anything to the contrary in these Bylaws, in order for a stockholder notice  of business to be brought before  the 2013 annual meeting of stockholders (or any special director election (as defined in Section 3.18(a) of these Bylaws)) to be timely,  a stockholder’s notice shall be delivered to or mailed and received at the principal executive office of the corporation not later than the close of business on September 30, 2013 and no earlier than the close of business on August 30, 2013.

The Company agrees not to distribute to stockholders or file with the United States Securities and Exchange Commission any proxy statement related to the 2013 annual meeting of stockholders of the Company or any special director election (as defined above), whether definitive or preliminary, on or before October 9, 2013.

As amended hereby, the Letter Agreement remains in full force and effect.

[Remainder of page intentionally blank]

If you are in agreement with the foregoing, please sign and return one copy of this agreement, which thereupon will constitute our binding agreement with respect to the subject matter hereof.

Sincerely,

ELLIOTT ASSOCIATES, L.P. By: Elliott Capital Advisors, L.P., as General Partner By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P. By:Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ACCEPTED AND AGREED:

EMULEX CORPORATION

By: /s/ Jeff Benck
Name: Jeff Benck
Title: President & CEO